Mail Stop 3628

                                                               January 25, 2021

    Kevin M. Payne
    President and Chief Executive Officer
    Southern California Edison Company
    2244 Walnut Grove Avenue (P.O. Box 800)
    Rosemead, California 91770

    William M. Petmecky, III
    President and Manager
    SCE Recovery Funding LLC
    2244 Walnut Grove Avenue (P.O. Box 5407)
    Rosemead, California 91770

            Re:   Southern California Edison Company
                  SCE Recovery Funding LLC
                  Amendment No. 1 to Registration Statement on Form SF-1 Filed January 19, 2021
                  File Nos. 333-249674 and 333-249674-01

    Dear Messrs. Payne and Petmecky:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-1

    General

        1. We note your new disclosure on page 73 regarding the conditions of issuance of additional recovery bonds by SCE Recovery Funding LLC. Please confirm that
 Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
January 25, 2021
Page 2

         additional issuances of securities issued by SCE Recovery Funding LLC will be registered on separate registration statements.

      2. Additionally, please update the table of contents of your form of prospectus to include the
         new section entitled    Conditions of Issuance of Additional Recovery
Bonds    that begins
         on page 73.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

                                                              Sincerely,

                                                              /s/ Arthur C.
Sandel

                                                              Arthur C. Sandel
                                                              Special Counsel
                                                              Office of
Structured Finance


cc:      Kathleen Brennan de Jesus, Esq.
         Southern California Edison Company

         Eric Tashman, Esq.
         Norton Rose Fulbright